Exhibit 99.3

BAN LEONG MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, for purposes of this section, the terms “Ban Leong”, “we,” “us,” or “our,” refer to Ban Leong Technologies Limited which became an indirect wholly-owned subsidiary of GCL on August 26, 2025. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this report. Some of the information contained in this discussion and analysis are set forth elsewhere in this report, and include statements based on our current expectations and assumptions regarding our business, the economy and other future conditions, and are subject to risks and uncertainties that could cause actual results to differ materially. As a result of many factors, including those factors set forth in “Risk Factors” in GCL’s annual report on Form 20-F filed on July 31, 2025, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Ban Leong is a leading Singapore-based brand-driven distributor of a wide range of technology products across Singapore, Malaysia, and Thailand. The products we distribute include, but are not limited to, the following:

●	IT accessories : computer systems, DIY components, mobile, wearables, and power-related products,

●	gaming peripherals and multimedia products: audio-video products such as speakers, earphones, and monitors,

●	smart Internet-of-Things (“IoT”) devices: networking, smart home, and tracking products, and

●	commercial IT solutions: large format displays, unified communication, video conferencing solutions, software, and computing systems for B2B clients..

Since Ban Leong’s incorporation in 1993, it has evolved from a traditional “box-moving” distributor into a value-added, multi-channel solutions provider. Ban Leong’s operations encompass product marketing, after-sales support, and regional logistics, enabling us to serve a diverse customer base through retail, e-commerce, and commercial sales channels. Ban Leong is an authorized distributor for over 50 brand, including Razer, Nvidia, Samsung, Huawei, TP-Link, and LG. We believe our long-standing relationships with globally recognized brand principals, together with our integrated distribution model, supports our competitive positioning in the Southeast Asian market.

Results of Operations

For the fiscal year ended March 31, 2025, revenue was S$193.63 million , compared to S$208.08 million for the fiscal year ended March 31, 2024, representing a decrease of approximately 6.9%. The decline was primarily driven by softer market demand in selected product categories and intensified price competition.

Profit before tax for fiscal 2025 was S$4.95 million, compared to S$8.34 million in fiscal 2024. Net profit attributable to shareholders was S$4.01 million, down from S$7.30 million in the prior year. The year-over-year decline was primarily attributable to a one-time fair value gain on investment in convertible loan of $2.16 million in the prior year. The lower profit attributable to shareholders also reflected lower sales volumes, higher promotional activity costs and distribution expenses.

IT Accessories generated revenue of S$76.35 million, Multimedia generated revenue of S$113.37 million and Data Storage  generated revenue of S$3.91 million.

Liquidity and Capital Resources

As of March 31, 2025, total equity attributable to shareholders was S$47.54 million, compared to S$45.73 million at March 31, 2024. The increase primarily reflects retained earnings for the year.

We finance our operations primarily through internally generated cash flows and short-term trade financing facilities. During fiscal 2025, we repurchased approximately S$0.5 million of our ordinary shares as treasury stock and paid dividends totalling approximately S$2.27 million.

Cash flows from operating activities in fiscal 2025 were positive, reflecting our profitability and disciplined working capital management. Investing activities were modest, mainly relating to IT system upgrades and office equipment purchases. Financing activities were driven by dividend payments and share buybacks. We believe that cash on hand, together with available credit facilities, will be sufficient to fund our operations, capital expenditures, and dividend commitments for at least the next 12 months.

Contractual Obligations

Our principal contractual obligations as of March 31, 2025, consist of trade payables, lease commitments for office and warehouse facilities, and short-term borrowings under trade finance lines. These obligations are expected to be met from operating cash flows and existing banking facilities. A summary of our contractual obligations is included in the notes to our consolidated financial statements contained in this report.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, as defined in Item 303(a)(4) of Regulation S-K, that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital resources, or capital expenditures.

Working Capital

Our working capital cycle increased to 62 days in fiscal 2025 from 56 days in fiscal 2024.  The increase reflects slightly extended collection periods in certain markets and higher inventory levels to mitigate potential supply chain risks. As of March 31, 2025, trade receivables were S$22.69 million, compared to S$23.16 million in the prior year, while inventories were S$33.57 million compared to S$31.21 million in the prior year.

We are implementing tighter credit controls, enhanced demand forecasting, and improved inventory management to shorten the cycle and reduce working capital requirements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with these standards requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures.

Significant judgments and estimates include:

●	Inventory valuation – measured at the lower of cost and net realizable value; provisions recorded for slow-moving or obsolete stock.

●	Expected credit losses – allowance for trade receivables determined using historical loss rates, current conditions, and forward-looking information.

A detailed description of our accounting policies and critical estimates is provided in Note 2 to our consolidated financial statements.

Risks and Outlook

Our business is subject to risks relating to competitive pressures, rapid technological change, macroeconomic and geopolitical uncertainties, and currency fluctuations.

In fiscal 2026, we expect continued pressure on demand and margins due to global economic uncertainty and industry-specific factors. We will continue to focus on disciplined cost control, optimizing working capital, and selectively expanding our brand portfolio into higher-growth, higher-margin segments, including gaming peripherals and smart IoT products.

Our integrated distribution platform, long-term relationships with brand principals, and established market presence in Southeast Asia provide a strong foundation to navigate the challenges and capture opportunities in our markets.

Quantitative and Qualitative Disclosures About Market Risk

Our business and financial results are subject to various market risks, including foreign currency risk, interest rate risk, credit risk, inventory price risk, and liquidity risk. This discussion should be read together with “GCL Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this report.

Foreign Currency Risk

We operate in multiple countries and conduct transactions in various currencies, primarily the Singapore dollar (SGD), Malaysian ringgit (MYR), Thai baht (THB), and U.S. dollar (USD). Our reporting currency is the SGD.

Foreign currency risk arises from the translation of foreign operations’ financial statements into SGD and from transactions denominated in currencies other than our functional currency. Movements in exchange rates between the SGD and other currencies could adversely affect our results of operations and financial position.

We manage foreign currency risk primarily through natural hedging by matching revenue and expenses in the same currency and, where appropriate, by using forward foreign exchange contracts.

Sensitivity Analysis

Based on our net foreign currency exposure at March 31, 2025, a hypothetical 3% appreciation of the SGD against the USD, MYR, and THB would have resulted in an estimated increase/(decrease) in profit before tax of approximately S$158,797, (S$92,368) and (S$128,912) respectively , assuming all other variables remain constant. A corresponding depreciation would have an equal but opposite effect.

Interest Rate Risk

Our exposure to interest rate risk is primarily related to short-term trade financing facilities and bank borrowings, which generally bear floating interest rates. As of March 31, 2025, total borrowings amounted to S$2.24 million, all of which mature within one year.

We monitor interest rate movements regularly and may consider hedging instruments, such as interest rate swaps, if we expect significant exposure.

Sensitivity Analysis: A hypothetical 15 basis point increase in interest rates would have increased our annual interest expense by approximately S$2,792, based on the borrowings outstanding as of March 31, 2025. A corresponding decrease in interest rates would have the opposite effect.

Credit Risk

We are exposed to credit risk from trade receivables, deposits, and other financial assets. Our credit risk arises principally from sales to customers on credit terms. As of March 31, 2025, our trade receivables totalled S$22.69 million, with the majority due from established customers with whom we have long-standing relationships.

We manage credit risk through credit evaluations, monitoring of customer payment history, and maintaining appropriate provisions for expected credit losses in accordance with ASC 326. We do not have significant concentrations of credit risk with any single customer or group of related customers.

Inventory Price Risk

Our inventory primarily consists of IT accessories, multimedia products, and data storage devices. These products are subject to price fluctuations driven by changes in technology, consumer demand, and competitive pressures.

We mitigate inventory price risk by closely monitoring market trends, managing procurement cycles, and adjusting pricing strategies as needed. Inventory is carried at the lower of cost and net realizable value, with provisions made for slow-moving or obsolete stock. As of March 31, 2025, our inventories totalled S$33.57 million.

Liquidity Risk

Liquidity risk arises from the possibility that we may not be able to meet our financial obligations as they fall due. We manage liquidity risk by maintaining adequate cash reserves, credit facilities, and by forecasting and monitoring cash flows on a regular basis. As of March 31, 2025, we had available unutilized bank credit facilities of approximately S$23.77 million.

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